Exhibit 99.1

Tencent Music Entertainment Group Announces Executive Responsibility Changes

SHENZHEN, China, March 8, 2019 /PRNewswire/ -- Tencent Music Entertainment Group (“Tencent Music”, “TME”, or the “Company”) (NYSE: TME), the leading online music entertainment platform in China, today announced that Mr. Andy Wai Lam Ng has volunteered to withdraw from his management position as Group Vice President for personal reasons. Mr. Ng and the Company’s Board of Directors reached an agreement, in which Mr. Ng will advise the Company on strategic copyright partnerships as Group Senior Consultant, effective March 8, 2019. Mr. Ng will continue to report to the Company’s Chief Executive Officer, Mr. Cussion Kar Shun Pang. Mr. Tsai Chun Pan, a Group Vice President who was previously in charge of Ultimate Music, a business unit that provides online music services to smart devices and automobile manufacturers, will assume Mr. Ng’s responsibilities in copyright management. Simultaneously, Mr. Cheuk Tung Tony Yip will assume Mr. Pan’s role in managing Ultimate Music while retaining his current position as the Chief Strategy Officer of the Company.

During Mr. Ng’s tenure as Group Vice President in copyright management, he was widely recognized for establishing strong relationships between Tencent Music and its content partners and developing successful business models that have not only transformed the ecosystem for artist development and audience engagement, but also benefited China’s music entertainment industry as a whole. As Group Senior Consultant, Mr. Ng will continue to support the Company’s copyright management initiatives alongside Mr. Pan as part of the Company’s long-term strategy to provide high-quality music content and promote copyright protection.

Prior to joining Tencent Music as Group Vice President responsible for Ultimate Music, Mr. Pan worked as the head of entertainment services for Nokia Greater China from 2005 to 2013, and in 2014, he established Ultimate Music, which was acquired by Tencent Music in 2017. Prior to joining Tencent Music in 2018 as Chief Strategy Officer, Mr. Yip was vice president of Baidu, Inc. since 2015, where he served as Chief Financial Officer of the search business group and head of investments, mergers and acquisitions. Mr. Yip also served on the board of directors of Ctrip.com International Ltd from 2015 to 2017.

“We are confident that in their new roles, Tsai Chun and Andy will be able to leverage their extensive experience in the Chinese music entertainment business, forge new alliances with our content partners, augment our copyright protection initiatives, and facilitate the healthy growth of the domestic music entertainment industry,” stated Mr. Cussion Kar Shun Pang, Chief Executive Officer of Tencent Music. “Andy’s significant contribution to our success in promoting copyright protection over the years has made us a partner of choice for artists and content owners. Going forward, we will continue to benefit from Tsai Chun’s and Andy’s tremendous expertise in developing new forms of music content and strategic copyright partnerships. In addition, Tony’s track record in strategic development makes him an ideal leader to spearhead the growth of Ultimate Music and make our music services ubiquitous across a broad range of connected devices.”

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

ir@tencentmusic.com

+1 (646) 308-1736

Media Relations Contact

TME.PR@icrinc.com

+1 (646) 992-2986

2